1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date September 28, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement on Status Regard to the Implementation of

the Undertakings Given by the Shareholder Holding

Non-tradable Shares under the Share Reform Plan

The Company implemented the share reform plan on 31st March, 2006. The status with regard to the implementation of the undertakings given by Yankuang Group Corporation Limited, the only shareholder holding non-tradable shares of the Company, is set out in this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company”) implemented the share reform plan on 31st March, 2006. The status with regard to the implementation of the undertakings given by Yankuang Group Corporation Limited (“Yankuang Group”), the only shareholder holding non-tradable shares of the Company, is set out as follows.

I. Implementation of the First Item of Undertakings

The undertakings: The formerly non-tradable shares held by Yankuang Group in the Company should not be listed for trading within forty-eight months since the date of the implementation of the share reform plan;

Implementation of the undertakings: The formerly non-tradable shares held by Yankuang Group in the Company have not been traded.

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II. Implementation of the Second Undertakings

The undertakings: Yankuang Group will, in accordance with the relevant governmental procedures, transfer part of its operations including coal and power operations as well as new projects, which are in line with the Company’s development strategies, to the Company in 2006. It will support the Company in the implementation of such transfers to enhance the operating results of the Company and reduce the connected transactions and competitions between Yankuang Group and the Company. Yankuang Group will allow the Company to participate and invest in, for the purpose of the co-development of, the coal liquefaction project which is being developed by Yankuang Group.

Implementation of the undertakings:

(1) The Company has acquired from Yankuang Group and one of its subsidiaries, Lunan Fertilizer Factory, 100% equity interest in Yankuang Shanxi NengHua Company Limited, which has since been renamed as Yanzhou Coal Shanxi NengHua Company Limited. For details, please refer to “Announcement on Connected Transaction of Yanzhou Coal Mining Company Limited” dated 18th August, 2006 and “Interim Report of Year 2007 of Yanzhou Coal Mining Company Limited” dated 17th August, 2007.

(2) In July 2006, Yankuang Group assigned to the Company a new electricity project, which was initially proposed to be jointly invested by Yankuang Group and Huadian Power International Corporation Limited (“Huadian International”). Yanzhou Coal and Huadian International have entered into an “Investment Agreement of Huadian Zouxian Power Generation Company Limited” to jointly invest and establish Huadian Zouxian Power Generation Company Limited so as to realize coal and power cooperations. For details, please refer to “Announcement on External Investment by Yanzhou Coal Mining Company Limited” dated 24th August 2007.

(3) Yankuang Group has also started the relevant preliminary works of other undertakings, and the Company will make due disclosures as and when appropriate in accordance with the supervisory regulations.

III. Implementation of the Third Undertakings

The undertakings: All related expenses incurred in the non-tradable shares reform will be borne by Yankuang Group.

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Implementation of the special undertakings: The undertaking has been fulfilled.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng City, Shandong Province, PRC, 27th September 2007

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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